

SOLVING FINANCIAL LITERACY

luke.hohmann@firstroot.co | @lukehohmann

FIRSTROOT.CO

Multiple Presidential Advisory Councils recommend that the US Congress and/or states mandate financial literacy education





Americans pay more than **$200B annually** in bank fees and credit card interest



"The United States Congress or state legislatures should mandate financial education in all schools for students in grades K-12"



BETTER POLICIES FOR BETTER LIVES

"Financial education should ideally be a core part of the school curriculum"

—

Organization for economic cooperation and development

Despite these mandates, 21,000 schools and 14,000,000 students need more effective financial literacy education



Grade	School	Students
A	2,052	1,470,000
B	11,320	7,880,000
C	4,402	2,370,000
D	778	307,000
F	5,183	3,700,000
	23,735	**15,727,000**

Source: Champlain College Center for Financial Literacy

Current courses fail because they do not include real-world experiences that develop the financial skills and dispositions needed to create financial literacy



FACTS

SKILL

DISPOSITION

We teach kids
how to manage money
by giving them money to manage

firstroot





FIRSTROOT CURRICULUM




FIRSTROOT APP

The soul of our app is
PARTICIPATORY BUDGETING



Participatory Budgeting (PB) is a democratic process in which students are given real money to collaboratively invest in their school.

1	2	3	4	5
Planning	Ideation	Refinement	Voting	Implementation

SCHOOL PAYS $10/STUDENT (APP+CURRICULUM)

Completed PB projects show that students make great choices as they learn how money really works









Students at Purdue Polytechnic High School (PPHS) **using FirstRoot** were given **$2,500** by the **principal**. They invested in a mini library and a new pergola.

Students at Sunnyvale Middle School were given **$1,000** by the **PTA** worked together and invested in a 3D printer for them to prepare for the 'future of work.'

The Phoenix Union High School District gave each school between **$4K-$7K.** Students chose such programs as renovating school cafeterias.

We integrate financial literacy with civics and design thinking to create a holistic solution



FINANCIAL LITERACY + **CIVICS** + **DESIGN THINKING**







"It has been so wonderful to see the students' enthusiasm for the opportunity to improve their school while exploring design thinking! They are grappling with the real-world challenges of digging into the costs and logistics of project proposals to evaluate their feasibility."

PURDUE UNIVERSITY®
Polytechnic High School

SHANA CASH

PPHS – Participatory Budgeting Teacher

Principals, School Districts, PTAs, and Corporations are the primary source of the $2K-$10K budget given to youth









School Principal or
School District Budgets

Parent Teacher Associations
and Organizations

Corporate Social
Responsibility Programs

FirstRoot exploits regulatory and macro-economic trends in the U.S.









370 ESSA schools are **required** to implement a **minimum $2K/school** PB program.

Phoenix Union has allocated **$1.2M** to participatory budgeting programs focused on school safety.

NYC Dept. of Ed. has created a **comprehensive civics curriculum** based on participatory budgeting.

Teaching financial literacy is easy with FirstRoot!





WITHOUT FIRSTROOT

- Few teachers are trained in financial literacy
- Teachers must create their own curriculum
- Students are bored
- High cost – books alone are $50+



WITH FIRSTROOT

- ✓ FirstRoot provides materials for teachers
- ✓ FirstRoot provides curriculum
- ✓ Students are engaged
- ✓ Dramatically lower costs – one low fee!

Pricing model



CLASSROOM



$1 PER STUDENT

Starting with 25 participants

A teacher runs a single PB program in their classroom

SCHOOLWIDE



$10 PER STUDENT

Charged Yearly

Unlimited PB programs + financial literacy + civics curriculum

NETWORK



MANAGED BUDGET

Requires School Level

School districts and school networks that pool resources for a greater impact

FAMILY

FREE!
8 Participants

A family runs a PB program for shared budgeting, like planning a vacation

We're making great progress!



1	**5**	**10+**	**200+**
COMPLETED	ACTIVE PB PILOTS	IN PLANNING	PROPOSALS

Completed ●   Active ●   Planning ●

Growth is integrated to FirstRoot



Students can share proposals via social media



Family edition creates awareness



Self-service classroom edition enables scale without complexity





PB across schools unlocks larger budgets

Schools run their participatory budgeting programs together

Proposals that affect multiple schools are shared among all

Students learn civics and drive unity across all communities

Global trends create future opportunity







































firstroot

SUSTAINABLE DEVELOPMENT GOALS
1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Participatory Budgeting is endorsed by the United Nations

Greenland
Iceland
Finland
Sweden
Norway
Russia
Canada
Kazakhstan
Mongolia
United States
North Atlantic Ocean
China
South Korea
Iraq
Iran
Afghanistan
Pakistan
Algeria
Libya
Egypt
India
Mali
Chad
Sudan
Venezuela
DRC
Angola
Namibia
Botswana
Madagascar
Indian Ocean
Bolivia
South Atlantic Ocean
South Africa
Australia
Argentina
ANTARCTICA

Participatory Budgeting is used around the world

https://sdgs.un.org/goals

https://democracyspot.net/2012/09/10/mapping-participatory-budgeting-and-e-participatory-budgeting/

Product-Led growth drives scale



2020   2021   2022   2023

Scale!

Break even

Launch

● ———— **PRE-REVENUE** ———— ● ———— **REVENUE** ———— ●

Pricing model promotes market adoption



Classroom   **Schoolwide**   **Network**


firstroot

Our founders are proven leaders in delivering participatory budgeting solutions that scale.

We know how to build capital efficient SaaS companies.



Luke Hohmann

CEO & FOUNDER

Founder, *Conteneo*, Enterprise Collaboration Software sold to Scaled Agile, Inc.

Globally recognized expert in Agile Software Development and Participatory Budgeting



Clint Gossett

PRODUCT MANAGEMENT

Product Management — (Verifone, Automation Anywhere)

Sr. Software Developer — Visa Business School (Visa)

UX Developer

We have administered more than $3B in PB programs



- Luke founded Conteneo in 2010 to provide Participatory Budgeting solutions for global enterprises.

- Conteneo administered more than **$3 Billion** in portfolio management.

- Participatory Budgeting is now integrated into SAFe® Lean Portfolio Management.

- Participatory Budgeting is introduced to more than 20,000 businesspeople each month via SAFe.









2010

2019

2020

acquires

















www.firstroot.co

luke.hohmann@firstroot.co

Find us online @firstrootinc

firstroot